

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

November 30, 2011

Heidi Stam, Esq.
The Vanguard Group
P.O. Box 876
Valley Forge, PA 19482

  Re: Vanguard Charlotte Funds
     File No. 811-22619

Dear Ms. Stam:

  On October 31, 2011, you filed a registration statement on Form N-1A for the Vanguard Charlotte Funds (the "Registrant"), which includes two series: the Total International Bond Index Fund and the Emerging Markets Government Bond Index Fund (the "Funds"). Each Fund includes four separate classes of shares: Investor Shares, Admiral Shares, Institutional Shares, and ETF Shares. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Vanguard International Bond Index Funds Prospectus – Investor and Admiral Shares

Prospectus Summary – Fee Table (Page 1)

1. The first sentence of the second paragraph on page 18 states that the Funds may invest a small portion of their assets in bond exchange-traded funds. The fee table does not include a line item for Acquired Funds Fee Expense ("AFFE"). Please confirm that the Funds do not expect an AFFE greater than 1 basis point and that any AFFE will be included in "Other Expenses." If the funds expect an AFFE greater than 1 basis point, please include an AFFE line item in the fee table.

Prospectus Summary – Primary Investment Strategies (Page 2)

2. The second sentence in the second paragraph of this section states that "[a]t least 80% of the Fund's assets will be invested in bonds held in the Index." Please note that Rule 35d-1 is not a safe harbor and we expect, for example, that an index fund would invest more than 80 percent of its assets in securities included in the index. *See* Investment Company Names, Investment Company Act Rel. No. 24828 (Mar. 31, 2001).

3. Please state the dollar-weighted average maturity of the index as of a recent date.

Prospectus Summary – Primary Risks (Page 3)

4. Please include appropriate foreign country risk and emerging markets risk.

5. The final sentence on this page states that the investment is not a bank deposit "and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." Do you expect that the Funds will sell their shares, at least in part, through insured depository institutions? If not, please delete this sentence.

Prospectus - Primary Risks (Page 14)

6. Please discuss the applicability of credit risk to sovereign debt.

Other Investment Policies and Risks (Page 17)

7. The Prospectus discloses that the Funds intend to engage in derivatives transactions. Please clarify whether such transactions are expected to be a principal strategy of the Funds. *See* Item 9 of Form N-1A. Additionally, please clarify whether the Funds will use derivative investments to meet their stated intent to invest 80 percent of total assets in each Fund's applicable index. If so, please discuss how derivatives transactions will be valued for the purpose of meeting this investment policy.

   Additionally, please include in your response an affirmative statement that the Funds will not use the notional value of derivative investments for purposes of determining the investment adviser's fee or the Fund's 80 percent allocation in the relevant index

   Finally, inasmuch as the Funds may implement their strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

General Comments

8. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

11. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Registrant requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

12. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

14.   Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6706.

Sincerely,

Bo J. Howell
Staff Attorney